Exhibit 16.1

May 15, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Moxian (BVI) Inc (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F of the Annual Report on Form 20-F for the year ended December 31, 2022 of Moxian (BVI) Inc. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/Centurion ZD & Co.

Hong Kong

Attachment

ATTACHMENT - CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective June 30, 2022, the Registrant has appointed Audit Alliance LLP (“Audit Alliance”) as its independent registered public accounting firm for the fiscal year ending December 31, 2022 and accepted the resignation of the Registrant’s previous independent auditor, Centurion ZD & Co. (“Centurion”), effective on the same date. Audit Alliance is headquartered in Singapore and will be subject to the inspections by the Public Company Accounting Oversight Board of the United States. The appointment of Audit Alliance was made after careful consideration and evaluation by the Registrant and has been approved by the Audit Committee and the Board of Directors of the Registrant.

During the Registrant’s two most recent fiscal years ended December 31, 2021 and 2020 and September 30, 2020, through the resignation of Centurion on June 30, 2022, there were no disagreements between the Registrant or its predecessor, Moxian, Inc., and Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Centurion, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant’s or its predecessor’s consolidated financial statements for such periods. In addition, Centurion’s reports on the financial statements as of and for the years ended December 31, 2021 and 2020 and September 30, 2020 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2021 and 2020 and September 30, 2020 through the resignation of Centurion on June 30, 2022, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2021 and 2020 and September 30, 2020 and any subsequent interim period prior to engaging Audit Alliance, neither the Registrant nor anyone on its behalf consulted Audit Alliance regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that Audit Alliance concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.